UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 25, 2007

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
July 25, 2007

Item 2.02 Results of Operations and Financial Condition

On July 25, 2007, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter ended June 30, 2007. This press release, dated July 25, 2007, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99 Press Release issued by First Midwest Bancorp, Inc. dated July 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: July 25, 2007

/s/ CYNTHIA A. LANCE
By: Cynthia A. Lance
Executive Vice President and
Corporate Secretary

Exhibit 99

News Release



First Midwest Bancorp, Inc.

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE   **CONTACT: Paul F. Clemens**
                                                          EVP, Chief Financial Officer

TRADED: Nasdaq   **(630) 875-7347**
SYMBOL: FMBI   **www.firstmidwest.com**

FIRST MIDWEST REPORTS SOLID SECOND QUARTER RESULTS AMID CONTINUED MIXED LOAN GROWTH

2nd QUARTER HIGHLIGHTS:

- EPS: $0.59, up 3.5% vs. 2Q06

- Strong Profitability: ROA of 1.44%

- Improved Net Interest Margin: 3.61% vs. 3.53% in 1Q07

- Lower Net Charge-offs: 0.14% vs. 0.24% in 1Q07

- Broad Based Fee Growth: Up 15.4% vs. 1Q07

ITASCA, IL, JULY 25, 2007 – First Midwest Bancorp, Inc. ("First Midwest") **(NASDAQ NGS: FMBI)** today reported net income for the second quarter ended June 30, 2007 of $29.3 million, or $0.59 per diluted share, as compared to 2006's second quarter earnings of $28.7 million, or $0.57 per diluted share. Second quarter 2007 performance resulted in an annualized return on average assets of 1.44% as compared to 1.33% for second quarter 2006 and an annualized return on average equity of 15.5% as compared to 16.5% for second quarter 2006.

"I am proud that First Midwest continues to deliver positive results measured by a wide range of critical operating factors," said First Midwest Chairman and Chief Executive Officer, John M. O'Meara. "We believe that the drivers of second quarter performance also place us in a strong competitive position for the balance of the year and into 2008. Specifically, our performance benefited from expanded fee based revenue, controlled noninterest expense, tightly managed credit costs, and improved net interest margins. These trends offset counter balancing dynamics in our loan portfolios."

Earnings Guidance

"The second half of the year holds a mix of economic uncertainties and competitive opportunities. It is First Midwest's judgment that the strength of our Chicagoland marketplace and the vitality of the national economy should continue to present sound opportunities to reestablish more robust growth in profitable asset formation. We believe the competitive environment within the local marketplace will be advantageous to First Midwest as major competitors either exit the marketplace or become preoccupied with acquisition and integration issues. We are prepared to capitalize on these opportunities," he added.

O'Meara concluded, "Importantly, our calling and business referral programs continue to produce a strong pipeline of potential client relationships. These ongoing sales efforts are presently being augmented through the recruitment of experienced in-market commercial bankers. Not withstanding those activities, competition for loans that meet the Company's credit and margin contribution criteria has been somewhat stronger than anticipated. As such, we are revising our current earnings guidance for full year 2007 to be $2.38 to $2.43, with our performance in this range largely influenced by the pace of loan bookings, asset quality, and funding availability."

Loans and Funding

Outstanding loans totaled $4.9 billion at June 30, 2007 and $5.0 billion at December 31, 2006. Over the same period, corporate loans remained unchanged at $4.1 billion, as increases in commercial and industrial and real estate construction loan categories were offset by lower commercial real estate balances. The decline in commercial real estate loans reflects the combined impact of participation loan payoffs and rapid prepayment of multifamily loan portfolios originally purchased as part of the 2004 CoVest acquisition. On a linked-quarter basis, total loans declined $83.8 million from March 31, 2007. This approximate annualized 8% decline was attributable to the commercial customer base in the amount of $50 million with the remainder in the consumer lending business.

Average deposits totaled $5.9 billion for the quarter ended June 30, 2007 and $6.2 billion for the quarter ended June 30, 2006, a decline of $295.0 million. The majority of the decline was due to a planned reduction in higher-costing wholesale deposits. In comparison to the second quarter of 2006, quarter to date average demand deposits remained constant at $1.1 billion, while money market and

4

NOW account balances reflected a shift to higher-costing savings and time deposit categories. On a linked-quarter basis, average core transactional deposits increased $78.1 million from first quarter 2007, largely due to the seasonal inflow of public deposit monies.

Credit Quality

First Midwest's overall credit quality continues to reflect the Company's conservative lending discipline. The Company has no direct exposure to subprime mortgage lending products. At June 30, 2007, nonperforming assets represented 0.38% of loans plus foreclosed real estate, compared to 0.42% at March 31, 2007. As of June 30, 2007, nonperforming assets totaled $18.6 million compared to $20.8 million as of March 31, 2007. Ninety day past due loans increased by $4.0 million from March 31, 2007. The $4.0 million increase is comprised of four secured credits that are in the process of collection. Net charge-offs for second quarter 2007 improved to 0.14% of average loans, down from 0.24% for the first quarter 2007. As of June 30, 2007, the reserve for loan losses stood at 1.27% of total loans compared to 1.25% at March 31, 2007. Nonperforming loans were covered by the reserve 4.18 times.

Net Interest Margin

On a linked-quarter basis, net interest margin of 3.61% improved 8 basis points from the first quarter and reflects the benefit of a decline in the Company's funding costs, coupled with continued improvement in asset yields. Asset yields reflect the benefits of the Company's strategy to reduce the size of its securities portfolio and the benefit of higher short term rates on our floating rate loan portfolios. For the balance of the year, we expect margins to be maintained at approximate current levels.

Noninterest Income and Expense

For the second quarter of 2007, noninterest income was up 6.7% as compared to first quarter 2007, primarily due to a 15.4% increase in fee-based revenues. The increase in fee-based revenues from the first quarter of 2007 was broad based, reflecting solid growth in deposit service charges, asset management, mortgage, and payment processing fee categories. In addition, second quarter 2007 results reflected an increase of $509,000, related to changes in the value of nonqualified retirement plan assets, for which an offsetting increase is reflected in salaries and benefit expense.

For the second quarter 2007, noninterest expense was up 5.4% from first quarter 2007. The increase reflected higher merchant and card processing, advertising and product promotion, and the above-mentioned employee related expenses. The Company's efficiency ratio for the second quarter of 2007 was 52.13%, improved slightly from first quarter 2007.

Security Transactions

At June 30, 2007, the securities portfolio totaled $2.29 billion, down $422.9 million from June 30, 2006. The Company continued to execute on its strategy, initiated in 2006, of using securities sales proceeds and cash flows to reduce higher-cost borrowings rather than reinvesting in like securities. In second quarter 2007, the Company took advantage of market conditions to sell $46.5 million of municipal securities, resulting in a realized gain of $961,000.

Capital Management

First Midwest's capital position continues to exceed all of the regulatory minimum levels to be considered a "well capitalized institution" by the Federal Reserve System. As of June 30, 2007, First Midwest's Total Risk Based Capital ratio was 12.5%, compared to 12.4% as of March 31, 2007. Its Tier 1 Risk Based Capital ratio was 9.9%, compared to 9.8% as of March 31, 2007. First Midwest's tangible capital ratio, which represents the ratio of stockholders' equity to total assets excluding intangible assets, stood at 5.8%, unchanged from March 31, 2007. Excluding other comprehensive losses, the tangible capital ratio stood at 6.3%, up from 6.0% as of March 31, 2007.

During the second quarter of 2007, First Midwest paid dividends of $0.295 per share. In addition, during the second quarter of 2007, First Midwest repurchased 338,190 shares of its common stock at an average price of $36.78 per share. As of June 30, 2007, approximately 1.377 million shares remained under First Midwest's existing repurchase authorization. This program will continue to operate throughout the second half of the year.

About the Company

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 103 offices located in 63 communities, primarily in metropolitan Chicago. First Midwest was recently recognized by the Alfred P. Sloan Awards for Business Excellence in Workforce Flexibility in the greater Chicago area.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only the Company's beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that actual results and the Company's financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company's future results, see "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 and other reports filed with the Securities and Exchange Commission. Forward-looking statements represent management's best judgment as of the date hereof based on currently available information. Except as required by law, the Company undertakes no duty to update the contents of this press release after the date hereof.

Conference Call

A conference call to discuss the Company's results, outlook and related matters will be held on Wednesday July 25th at 10:00 am (ET). Members of the public who would like to listen to the conference call should dial 1-866-362-5158 (U.S. domestic) or 1-617-597-5397 (international) passcode number 91678672. The number should be dialed at least 10 minutes prior to the start of the conference call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company's web site, www.firstmidwest.com/aboutinvestor_overview.asp. There is no charge to access the call. For those unable to listen to the live broadcast, a replay will be available on the Company's web site or by dialing 1-888-286-8010 (U.S. domestic) or 1-617-801-6888 (international) passcode number 26576503, beginning approximately one hour after the event through 11:59 pm (ET) on August 1, 2007. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:
- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables, and certain additional unaudited **Selected Financial Information** (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at **www.firstmidwest.com**.

Operating Highlights

Unaudited		Quarters Ended			Six Months Ended	
(Amounts in thousands except per share data)	**Jun. 30, 2007**	Mar. 31, 2007	Jun. 30, 2006		**Jun. 30, 2007**	Jun. 30, 2006
Net income	$ **29,311**	$ 29,029	$ 28,735		$ **58,340**	$ 54,503
Diluted earnings per share	$ **0.59**	$ 0.58	$ 0.57		$ **1.16**	$ 1.12
Return on average equity	**15.47%**	15.48%	16.50%		**15.48%**	17.02%
Return on average assets	**1.44%**	1.42%	1.33%		**1.43%**	1.35%
Net interest margin	**3.61%**	3.53%	3.70%		**3.57%**	3.73%
Efficiency ratio	**52.13%**	52.19%	52.12%		**52.16%**	51.84%

Balance Sheet Highlights

Unaudited	Period Ending Balances As Of		
(Amounts in thousands except per share data)	**Jun. 30, 2007**	Mar. 31, 2007	Jun. 30, 2006
Total assets	$ **8,055,358**	$ 8,235,110	$ 8,692,828
Total loans	**4,909,858**	4,993,620	5,041,345
Total deposits	**5,814,744**	5,907,442	6,258,185
Stockholders' equity	**741,060**	753,988	694,938
Book value per share	$ **14.97**	$ 15.16	$ 13.92
Period end shares outstanding	**49,494**	49,747	49,925

Stock Performance Data

Unaudited	Quarters Ended		
	Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006
Market Price:			
Quarter End	$ **35.51**	$ 36.75	$ 37.08
High	$ **38.17**	$ 39.31	$ 37.52
Low	$ **34.82**	$ 36.00	$ 34.64
Quarter end price to book value	**2.4** x	2.4 x	2.7 x
Quarter end price to consensus estimated 2007 earnings	**14.9** x	N/A	N/A
Dividends declared per share	$ **0.295**	$ 0.295	$ 0.275

Condensed Consolidated Statements of Condition
Unaudited [1]

(Amounts in thousands)	June 30, 2007	June 30, 2006
Assets		
Cash and due from banks	$ 156,305	$ 236,848
Funds sold and other short-term investments	8,996	7,399
Trading account securities	17,403	14,051
Securities available for sale	2,183,450	2,593,715
Securities held to maturity, at amortized cost	104,152	116,707
Loans	4,909,858	5,041,345
Reserve for loan losses	(62,391)	(62,359)
Net loans	4,847,467	4,978,986
Premises, furniture, and equipment	128,448	121,796
Investment in corporate owned life insurance	199,396	193,048
Goodwill and other intangible assets	290,447	298,803
Accrued interest receivable and other assets	119,294	131,475
Total assets	$ 8,055,358	$ 8,692,828
Liabilities and Stockholders' Equity		
Deposits	$ 5,814,744	$ 6,258,185
Borrowed funds	1,172,190	1,412,553
Subordinated debt	226,118	226,128
Accrued interest payable and other liabilities	101,246	101,024
Total liabilities	7,314,298	7,997,890
Common stock	613	613
Additional paid-in capital	205,836	204,519
Retained earnings	852,598	789,593
Accumulated other comprehensive (loss)	(35,148)	(33,175)
Treasury stock, at cost	(282,839)	(266,612)
Total stockholders' equity	741,060	694,938
Total liabilities and stockholders' equity	$ 8,055,358	$ 8,692,828

(1) While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with U.S. generally accepted accounting principles and, as of June 30, 2006, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent registered public accounting firm, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended June 30, 2007.

Condensed Consolidated Statements of Income		Quarters Ended		Six Months Ended	
Unaudited [1]		June 30,		June 30,	
(Amounts in thousands except per share data)		**2007**	2006	**2007**	2006
Interest Income					
Loans	$	**92,273**	$ 90,512	$ **184,352**	$ 164,827
Securities		**28,169**	32,408	**57,469**	59,459
Other..		**229**	130	**439**	289
Total interest income		**120,671**	123,050	**242,260**	224,575
Interest Expense					
Deposits...		**41,593**	36,546	**83,720**	65,014
Borrowed funds...		**14,363**	16,842	**29,712**	30,070
Subordinated debt..		**3,751**	3,704	**7,494**	6,068
Total interest expense		**59,707**	57,092	**120,926**	101,152
Net interest income......................................		**60,964**	65,958	**121,334**	123,423
Provision for loan losses..................................		**1,761**	2,059	**4,721**	3,649
Net interest income after provision for loan losses.....		**59,203**	63,899	**116,613**	119,774
Noninterest Income					
Service charges on deposit accounts		**11,483**	10,847	**21,070**	18,471
Trust and investment management fees..........................		**3,916**	3,695	**7,706**	6,867
Other service charges, commissions, and fees...............		**6,099**	4,837	**11,258**	9,302
Card-based fees		**4,181**	3,762	**7,892**	6,331
Subtotal, fee-based revenues		**25,679**	23,141	**47,926**	40,971
Corporate owned life insurance income		**1,982**	1,940	**3,893**	3,444
Security gains, net		**961**	20	**4,405**	389
Other..		**2,001**	166	**3,099**	1,835
Total noninterest income		**30,623**	25,267	**59,323**	46,639
Noninterest Expense					
Salaries and employee benefits..		**29,008**	27,039	**56,558**	52,671
Net occupancy expense		**5,386**	5,206	**10,888**	9,664
Equipment expense..		**2,590**	2,705	**5,216**	4,836
Technology and related costs		**1,849**	1,838	**3,557**	3,282
Other..		**11,904**	15,202	**22,673**	25,249
Total noninterest expense		**50,737**	51,990	**98,892**	95,702
Income before taxes..		**39,089**	37,176	**77,044**	70,711
Income tax expense		**9,778**	8,441	**18,704**	16,208
Net Income	$	**29,311**	$ 28,735	$ **58,340**	$ 54,503
Diluted Earnings Per Share	$	**0.59**	$ 0.57	$ **1.16**	$ 1.12
Dividends Declared Per Share..............................	$	**0.295**	$ 0.275	$ **0.590**	$ 0.550
Weighted Average Diluted Shares Outstanding		**49,984**	50,244	**50,152**	48,571

(1) *While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with U.S. generally accepted accounting principles and, for the quarter ended June 30, 2006, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent registered public accounting firm, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended June 30, 2007.*

Selected Quarterly Data

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands except per share data)	**6/30/07**	6/30/06	**6/30/07**	3/31/07	12/31/06	9/30/06	6/30/06
Net interest income.................................	**$ 121,334** $	123,423	**$ 60,964** $	60,370 $	62,763 $	65,673 $	65,958
Provision for loan losses..........................	**4,721**	3,649	**1,761**	2,960	3,865	2,715	2,059
Noninterest income...............................	**59,323**	46,639	**30,623**	28,700	29,653	26,991	25,267
Noninterest expense...............................	**98,892**	95,702	**50,737**	48,155	47,795	49,118	51,990
Net income..	**58,340**	54,503	**29,311**	29,029	31,528	31,215	28,735
Diluted earnings per share	**$ 1.16** $	1.12	**$ 0.59** $	0.58 $	0.63 $	0.62 $	0.57
Return on average equity........................	**15.48%**	17.02%	**15.47%**	15.48%	16.40%	17.09%	16.50%
Return on average assets.........................	**1.43%**	1.38%	**1.44%**	1.42%	1.47%	1.44%	1.33%
Net interest margin	**3.57%**	3.73%	**3.61%**	3.53%	3.57%	3.69%	3.70%
Efficiency ratio	**52.16%**	51.84%	**52.13%**	52.19%	49.56%	49.06%	52.12%
Period end shares outstanding	**49,494**	49,925	**49,494**	49,747	50,025	50,001	49,925
Book value per share	**$ 14.97** $	13.92	**$ 14.97** $	15.16 $	15.01 $	14.92 $	13.92
Dividends declared per share..................	**$ 0.590** $	0.550	**$ 0.295** $	0.295 $	0.295 $	0.275 $	0.275

Asset Quality

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands)	**6/30/07**	6/30/06	**6/30/07**	3/31/07	12/31/06	9/30/06	6/30/06
Nonaccrual loans	**$ 14,927** $	15,447	**$ 14,927** $	17,582 $	16,209 $	17,459 $	15,447
Foreclosed real estate.............................	**3,683**	4,195	**3,683**	3,195	2,727	4,088	4,195
Loans past due 90 days and still accruing	**19,633**	14,185	**19,633**	15,603	12,810	11,296	14,185
Nonperforming loans to loans	**0.30%**	0.31%	**0.30%**	0.35%	0.32%	0.34%	0.31%
Nonperforming assets to loans plus foreclosed real estate	**0.38%**	0.39%	**0.38%**	0.42%	0.38%	0.42%	0.39%
Nonperforming assets plus loans past due 90 days to loans plus foreclosed real estate	**0.78%**	0.67%	**0.78%**	0.73%	0.63%	0.65%	0.67%
Reserve for loan losses to loans..............	**1.27%**	1.24%	**1.27%**	1.25%	1.25%	1.23%	1.24%
Reserve for loan losses to nonperforming loans...	**418%**	404%	**418%**	355%	385%	357%	404%
Provision for loan losses.........................	**$ 4,721** $	3,649	**$ 1,761** $	2,960 $	3,865 $	2,715 $	2,059
Net loan charge-offs	**4,700**	3,618	**1,770**	2,930	3,865	2,704	2,053
Net loan charge-offs to average loans	**0.19%**	0.16%	**0.14%**	0.24%	0.30%	0.21%	0.16%